NEWS RELEASE

BROOKFIELD ACQUIRES POTOMAC TOWER

Third Premier Asset in Washington, D.C. Portfolio

NEW YORK, September 24, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced the acquisition of Potomac Tower, a 19-story office tower in Rosslyn, Virginia, located on the Potomac River directly across from Washington, D.C. The building was purchased from Deutsche Immobilien Fonds AG (DIFA), which was advised by Metzler North America, for $106 million. With this acquisition, Brookfield owns three premier office properties comprising 1.5 million square feet in the Washington, D.C. metropolitan area, all purchased in the past nine months.

“Distinctive architecture and unmatched views have established Potomac Tower as one of the Washington, D.C. area’s top-tier and most sought-after assets,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We are pleased to add this premier property to our growing Washington, D.C. portfolio.”

Situated across the Potomac River from Georgetown, Potomac Tower offers a stunning panorama of the Washington, D.C. skyline including the national monuments and the Capitol and an open view corridor up and down the Potomac River. Designed by I.M. Pei and completed in 1989, Potomac Tower is one metro stop from Washington, D.C.’s CBD, and five minutes from Washington Reagan National Airport.

Potomac Tower measures 238,000 rentable square feet and has a 165,000 square foot eight-level parking garage with three below-grade and five above-grade levels. The building is 100% leased with three tenants, including Friedman Billings Ramsey and Northrop Grumman, occupying 70% of the total space.

Brookfield’s portfolio along the Northeast corridor includes 15 million square feet in New York, 11 million square feet in Toronto and 2 million square feet in Boston. Brookfield’s Washington, D.C. portfolio includes 1625 Eye Street, N.W. and 701 9th Street, N.W. in addition to Potomac Tower.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417 - 7215, or via email at: mcoley@brookfieldproperties.com

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.